Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

April 23, 2025

Ms. Deborah O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
Securities Act File No: 333-270997
Investment Company Act File No: 811-23859
Regan Fixed Rate MBS ETF

Dear Ms. O’Neal:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) on February 13, 2025, with respect to Post-Effective Amendment No. 61 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, which was filed on December 30, 2024 for the purpose of adding one new series to the Trust, the Regan Fixed Rate MBS ETF (the “Fund”) (SEC Accession No. 0000894189-24-007715).
For your convenience, the Staff’s comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Unless otherwise noted, capitalized terms have the same meaning as in the Amendment. Where comments relate to or involve language that is repeated or restated in the Fund’s prospectus or statement of additional information, the Trust will make corresponding and consistent changes as appropriate throughout each document.

Comment 1. Include the completed fee table and cost example with the comment response letter.

Response: The completed expense table and expense example are as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.40%
Distribution and Service (Rule 12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.40%
(1) Based on estimated amounts for current fiscal year.

1 Year	3 Years
$41	$128

Comment 2. Staff notes in the principal investment strategy the disclosure states the Fund will invest primarily in fixed rate agency residential MBS. Given the potential investment please include quality parameter disclosure for the fixed rate agency residential MBS holdings.

Response: The Trust responds by adding the following disclosure to the principal investment strategy disclosure (underlined text is new).
Agency residential MBS are securities issued, secured, or collateralized by government sponsored entities and are considered investment grade.

If you have any questions or comments concerning this filing, please feel free to contact Ryan Charles (480-964-6008) of U.S. Bank Global Fund Services, the Trust’s administrator.
Sincerely,

Ryan Charles
Secretary
Advisor Managed Portfolios
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